SOMERSET SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$ 20,649
Commissions receivable	269,512
Due from related party	4,352
Prepaid expenses	17,227
TOTAL ASSETS	$ 311,740

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Commissions payable and accrued expenses	$ 144,128
TOTAL LIABILITIES	144,128
Stockholder's Equity	
Common stock, $1 par value, authorized, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	156,301
Retained earnings	10,311
TOTAL STOCKHOLDER'S EQUITY	167,612
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 311,740